SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 23, 2005	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group +646-536-7006 dpasquale@theruthgroup.com

ThaiLin AND ChipMOS Logic AGREE TO MERGE

Hsinchu, Taiwan, August 23, 2005 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) today announced that ThaiLin Semiconductor Corp. (“ThaiLin”), a subsidiary 27.6% owned by the Company’s 70.3% subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), and ChipMOS Logic TECHNOLOGIES Inc. (“ChipMOS Logic”), a subsidiary 56.1% owned by ChipMOS Taiwan and 24.6% owned by ThaiLin, have agreed to merge in a stock-for-stock transaction. The Board of Directors of each of ThaiLin and ChipMOS Logic has approved the agreement.

Under the terms of the merger agreement, ChipMOS Logic will be merged into ThaiLin, with ThaiLin as the surviving entity. ChipMOS Logic’s stock will be exchangeable for ThaiLin’s stock at the ratio of 2.8 to 1. Dissenting shareholders from ThaiLin and ChipMOS Logic are entitled to request ThaiLin or ChipMOS Logic, to repurchase their shares at a price to be determined under applicable ROC laws. After the merger, ChipMOS Taiwan will have a 34.1% interest in ThaiLin assuming all of the shareholders of ThaiLin and ChipMOS Logic have approved and participated in the stock exchange transaction. ThaiLin currently expects to close the merger on December 1, 2005.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS ( http://www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services primarily to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and in Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.